UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549


				SCHEDULE 13D

		 	Under the Securities Exchange Act of 1934

Name of Issuer: 	 FirstPlus Financial Group Inc.

Title of Class of Securities: 	Common

CUSIP Number:  33763B103

Name, address and telephone number of person authorized to receive notices and communications: Tadd A. Maltby, c/o UBS PaineWebber,
		1 Tower Lane, Ste 640, Oakbrook Terrace, IL  60181
			630 572-4074

Date of Event which requires filing of this statement:
 April 17, 2001


CUSIP No.  33763B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of
above persons (entities only).
TADD A. MALTBY

2.	Check the appropriate box if a member of a group
(a)	Not applicable
(b)	Not applicable

3.	SEC Use Only

4.  Source of Funds :    PF   for investment purposes

5.	 Check if disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):     Not applicable

6.  Citizenship or Place of Organization:    USA

7.  Sole Voting Power:     2,200,000 shares

8.  Shared Voting Power:   Not applicable

9.	Sole Dispositive Power:  2,200,000 shares

10.  Shared Dispositive Power:   Not applicable

10.	Aggregate Amount Beneficially Owned by Each
 Reporting Person:    2,200,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes
 Certain Shares:    Not applicable

13.	Percent of Class Represented by Amount in
Row (11):   5.15%

14.  Type of Reporting Person:   IN



Tadd A. Maltby Purchase Transactions during last 60 days:

Date	Shares Purchased	price/share	cost
4/17/01	25,000			.11		$ 2,832.00
4/17/01	15,000			.12		$ 1,846.50
4/17/01	10,000			.13		$ 1,335.00
4/17/01	20,000			.14		$ 2,861.25



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 	April 23, 2001


Name/Title:	TADD A. MALTBY

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.